TEN HOLDINGS, INC.

December 30, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebekah Reed
Taylor Beech
Scott Stringer
Rufus Decker

Re:	TEN Holdings, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed December 26, 2024
File No. 333-282621

Ladies and Gentlemen:

This letter is in response to the oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to TEN Holdings, Inc. (the “Company,” “TEN Holdings,” “we,” and “our”). For ease of reference, we have recited the Commission’s oral comments in this response and numbered them accordingly. An amendment No. 7 to the Registration Statement on Form S-1 (“Amendment No. 7”) is being submitted to accompany this letter.

Amendment No. 6 to Registration Statement on Form S-1 filed December 26, 2024

Consolidated Financial Statements

Note 17. Subsequent Events, page F-17

1. On September 27, 2024, you granted options to directors and employees. Please explain in detail how you came up with the valuation of these options.

Response: In response to the Staff’s comments, we respectfully advise that we have corrected the error in our valuation of stock options and revised our disclosure on page F-17 and elsewhere of Amendment No. 7 accordingly.

General

2. An aggregate of 1,122,925 shares of common stock will vest upon the completion of the Company’s offering in relation to the Company’s share compensation plan. Such vesting, the total amount of the value of the stock, and the vesting portions should be reflected throughout the Registration Statement.

Response: In response to the Staff’s comments, we have revised our disclosure throughout Amendment No. 7 accordingly.

We understand that the Company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Randolph Wilson Jones III
	Name:	Randolph Wilson Jones III
	Title:	CEO and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC